Saba Capital Income & Opportunities Fund Announces

Final Results of Tender Offer

NEW YORK, N.Y., July 22, 2021— Saba Capital Income & Opportunities Fund (NYSE: BRW) (the “Fund”) today announced the final results of the Fund’s tender offer (the “Tender Offer”) for up to 30% of its outstanding common shares (the “Shares”). The Tender Offer, which expired at one minute past 11:59 p.m. Eastern Time on July 19, 2021, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered (“Pro-Ration Factor”). The final results of the Tender Offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price*
75,266,484	36,453,372	48.433%	$4.851

*	Equal to 99% of the Fund’s net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on July 19, 2021 (the day on which the Tender Offer expired).

Questions regarding the Tender Offer may be directed to Innisfree M&A Incorporated, the Information Agent for the Tender Offer, toll free at:

Shareholders may call toll free: (877) 825-8964

Banks and Brokers may call collect: (212) 750-5833

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation or an offer or a solicitation to buy any common shares. The offer to purchase Fund common shares is being made pursuant to an offer on Schedule TO. Common shareholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Saba Capital Income & Opportunities Fund

Saba Capital Income & Opportunities Fund is a publicly-traded registered closed-end management investment company with an investment objective to provide investors with a high level of current income, with a secondary goal of capital appreciation. The Fund’s common shares trade on the New York Stock Exchange under the ticker symbol “BRW”. The Fund is managed by Saba Capital Management, L.P.

Contacts

Investors

Leah Jordan

Investor Relations

Leah.Jordan@sabacapital.com

212-542-4644